SAMSON OIL & GAS TO ACQUIRE ADDITIONAL BAKKEN ACREAGE

Denver 1700 hours June 23, 2011, Perth 0700 hours, June 24, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) announced today that it has agreed to acquire up to 90,000 net acres of oil and gas leases in the Fort Peck Indian Reservation in, Roosevelt County, Montana, from Fort Peck Energy Company LLC (FPEC) for an undisclosed price.

Samson’s new Roosevelt Project is being acquired in three tranches:

Tranche 1 is a 20,000 acre block to be acquired immediately upon closing that includes a two well drilling obligation.  Tranche 2 is an option to acquire an additional 20,000 acres upon the completion of the initial two wells in Tranche 1.  The location of Tranches 1 and 2 are shown in yellow marked “FPEC” on the map that follows. Tranche 3 is a 50,000 acre area covered by an Area of Mutual Interest where Samson and FPEC have agreed to jointly acquire additional leases.

Samson plans to fund its acquisition costs and the drilling of the initial two appraisal wells from its existing cash resources.  While Samson’s ultimate ownership interest in the three Tranches will vary, depending on FPEC’s future decisions whether to back in to an interest in the acquired acreage, Samson will hold at least a 66.66% working interest (53.34% net revenue interest) in all of the acquired acreage.

The Roosevelt Project is located in a technically attractive, but largely undrilled part of the Williston Basin. After exhaustive study, Samson’s technical staff has concluded that the area is part of the Bakken continuous oil accumulation with adequate porosity and oil saturation for commercial production. Samson is not alone in reaching such a conclusion as the acreage block is surrounded by leases held by other well-known energy industry participants.

The initial two well drilling program will be initiated as soon as practicable, with a target spud date of September 1st for the first well. Drilling of the second well would be expected immediately following the completion of the first well. Both wells are planned to be drilled as 4,500 foot laterals in the middle Bakken formation and then fracture stimulated using a multi stage, external casing packer completion technique.

Samson has contracted with Halliburton’s (NYSE: HAL) Consulting and Project Management business line to provide well construction planning, and drilling and completion supervision for the initial two wells. This agreement builds on the existing relationship with Halliburton developed through Samson’s Hawk Springs project and brings the considerable expertise of the largest service provider of fracture stimulation completions to Samson’s new Roosevelt Project.

FPEC is owned by Native American Resource Partners (NARP) and the Assiniboine and Sioux Tribes. NARP, a portfolio company of the private equity fund Quantum Energy Partners, has substantial experience in energy transactions with Indian Nations. While Samson is not part of FPEC or NARP, the importance of having both of these Fort Peck Tribes as equity partners, albeit indirectly, was an important part of Samson’s decision to invest in the Roosevelt Project.

The ownership information in the map below was developed from public sources and, while Samson believes it to be substantially accurate, neither Samson nor FPEC can guarantee that it is complete or up to date, as subsequent or unrecorded transactions could result in substantial modifications.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.68 per ADS on June 23rd, 2011 the company has a current market capitalization of approximately US$262 million.  Correspondingly, based on the ASX closing price of A$0.125 on June 23rd, 2011, the company has a current market capitalization of A$245 million.  The options have been valued at their closing price of A$0.11 on June 22nd, 2011 and translated to US$ at the current exchange of 1.05 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.